[redacted]

14046783

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

*AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 3300
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Louch — 206-832-1520 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/31/14

OATH OR AFFIRMATION

I, Aaron Louch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley Investments, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
KIM A FERRY
My Appointment Expires May 2, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

100 years THAT COUNTS 1913 2013

Independent Registered Public
Accounting Firm's Report and
Statement of Financial Condition for

E. K. Riley Investments, LLC
(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

December 31, 2013

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Independent Registered Public
Accounting Firm's Report and
Statement of Financial Condition for

E. K. Riley Investments, LLC

(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

December 31, 2013

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Member
E. K. Riley Investments, LLC

Report on Financial Statement

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E. K. Riley Investments, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2014

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 82,640
Receivable from clearing organization	3,483,506
Notes receivable	148,000
Other receivables	13,562
Securities owned, at fair value	15,027,107
Prepaid expenses	184,273
Deposits with clearing organization and others	110,262
Property and equipment, net	766,964
	$ 19,816,314
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 11,986,570
Securities sold, not yet purchased, at fair value	2,910,923
Accounts payable and accrued liabilities	1,975,345
	16,872,838
COMMITMENTS (Note 5)	
MEMBER'S EQUITY	2,943,476
	$ 19,816,314

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a full service brokerage firm and registered investment advisor with offices in Washington, Oregon, Idaho, Montana, and California; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Accounts Receivable - Accounts receivable, including amounts due from the clearing organization and the Company's employees and customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Notes Receivable - Notes receivable consist of unsecured loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of three to six years. Repayment is made with the employees' bonus compensation. As of December 31, 2013 and 2012, no amounts were past due and no allowance was recorded.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2013 market value of the related securities.

The Company records securities owned and securities sold, not yet purchased in accordance with the Fair Value Measurements topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

In determining fair value, the Company uses various valuation approaches. Generally accepted accounting principles (GAAP) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of government bonds and municipal bonds are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include observable inputs such as benchmark curves and trade reports. These securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and residential mortgage backed securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds and residential mortgage backed securities are generally categorized in Level 2 of the fair value hierarchy.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Owned - The Company is subject to margin requirements with the clearing organization and securities sold, not yet purchased, and the payable to clearing organization are offset by securities owned.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments.

Income Taxes - The Company is organized as an LLC and the Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the years ended December 31, 2010, 2011, and 2012.

Subsequent Events - Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. The Company has evaluated subsequent events through February 27, 2014, which is the date the financial statements were issued.

Use of Estimates - In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC (clearing organization) on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company indemnifies the clearing organization against specified losses in connection with their acting as an agent of, or providing services to, the Company. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing organization in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2013:

Computer software	$ 165,789
Computers and equipment	589,491
Furniture and fixtures	223,012
Leasehold improvements	582,126
	1,560,418
Less accumulated depreciation and amortization	793,454
	$ 766,964

Note 4 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2013
ASSETS				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 2,037,032	$ -	$ 2,037,032
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	8,334,349	-	8,334,349
Corporate debt securities	-	1,330,944	-	1,330,944
Debt securities issued by states of the United States and political subdivisions of the states	-	3,324,782	-	3,324,782
Securities owned	$ -	$ 15,027,107	$ -	$ 15,027,107
LIABILITIES				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (2,790,210)	$ -	$ (2,790,210)
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	-	(46,210)	-	(46,210)
Corporate debt securities	-	(9,014)	-	(9,014)
Debt securities issued by states of the United States and political subdivisions of the states	-	(65,489)	-	(65,489)
Securities sold, not yet purchased	$ -	$ (2,910,923)	$ -	$ (2,910,923)

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in 2021 and for a sales office in Olympia under the terms of a non-cancelable operating lease agreement that expires in 2015.

Note 5 - Commitments (Continued)

Future minimum payments under these agreements are as follows:

Fiscal Year Ending	Payments
2014	$ 813,272
2015	792,628
2016	763,740
2017	763,740
2018	763,740
Thereafter	1,909,351
	$ 5,806,471

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, LLC, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. Either party may terminate the Agreement upon 30 days' written notice.

Commitments and Contingencies - The Company maintains its cash balance in a financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in its account and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced losses from the clearing organization and believes it is not exposed to a significant risk of loss.

From time to time the Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company.

Note 6 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company may make a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation.

Note 7 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2013.

The following table shows information about net capital and aggregate indebtedness as of December 31, 2013:

Net capital	$ 1,555,154
Excess net capital	$ 1,305,154
Ratio of aggregate indebtedness to net capital	127%

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

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